Mail Stop 3561

January 22, 2008

Gannett Co., Inc.
Gracia C. Martore-Chief Financial Officer
7950 Jones Branch Drive
McLean, Virginia 22107

Re: **Gannett Co., Inc.**
            Form 10-K for the year ended December 31, 2006
            Filed March 1, 2007
            File No. 001-06961

Dear Ms. Martore:

        We have completed our review of your Form 10-K and related filings and
do not, at this time, have any further comments.

                                            Sincerely,

                                            Joseph A. Foti
                                            S.A.C.A